QuickLinks -- Click here to rapidly navigate through this document

Exhibit 12.1

Calculation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends
(Dollars in Thousands)

	Summit Hotel Properties, Inc.									Summit Hotel Properties, LLC (predecessor)
	For the Three Months Ended 3/31/2016	For the Year Ended 12/31/2015	For the Year Ended 12/31/2014	For the Year Ended 12/31/2013		For the Year Ended 12/31/2012		For the Period 2/14/11 through 12/31/2011		For the Period 1/1/11 through 2/13/2011
Earnings
Pre-tax income (loss) from continuing operations	$50,305	$125,809	$21,175	$11,519		$(7,675)		$(6,091)		$(4,549)
Interest expense	6,920	28,691	26,968	20,137		14,909		9,993		3,435
Amortization of financing costs	563	1,723	1,549	1,854		2,288		1,199		94
Amortization of capitalized interest	66	348	463	581		599		524		75

Total Earnings	$57,854	$156,571	$50,155	$34,091		$10,121		$5,625		$(945)

Fixed Charges
Interest expense	$6,920	$28,691	$26,968	$20,137		$14,909		$9,993		$3,435
Capitalized interest	—	75	253	453		53		—		—
Amortization of financing costs	563	1,723	1,549	1,854		2,288		1,199		94

Total Fixed Charges	$7,483	$30,489	$28,770	$22,444		$17,250		$11,192		$3,529

Preferred Dividends	$4,147	$16,588	$16,588	$14,590		$4,625		$411		$—
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	4.97	3.33	1.11	0.92	(1)	0.46	(2)	0.48	(3)	(0.27	)(4)

(1)
For this period, earnings were less than fixed charges and preferred stock dividends. The total amount of fixed charges and preferred stock dividends for this period was approximately $37.0 million and the total amount of earnings was approximately $34.1 million. The amount of the deficiency, or the amount of fixed charges and preferred stock dividends in excess of earnings, was approximately $2.9 million.

(2)
For this period, earnings were less than fixed charges and preferred stock dividends. The total amount of fixed charges and preferred stock dividends for this period was approximately $21.9 million and the total amount of earnings was approximately $10.1 million. The amount of the deficiency, or the amount of fixed charges and preferred stock dividends in excess of earnings, was approximately $11.8 million.

(3)
For this period, earnings were less than fixed charges and preferred stock dividends. The total amount of fixed charges and preferred stock dividends for this period was approximately $11.6 million and the total amount of earnings was approximately $5.6 million. The amount of the deficiency, or the amount of fixed charges and preferred stock dividends in excess of earnings, was approximately $6.0 million.

(4)
For this period, earnings were less than fixed charges and preferred stock dividends. The total amount of fixed charges and preferred stock dividends for this period was approximately $3.5 million and the total amount of earnings was approximately $(0.9) million. The amount of the deficiency, or the amount of fixed charges and preferred stock dividends in excess of earnings, was approximately $4.5 million.

QuickLinks

  Exhibit 12.1
Calculation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends (Dollars in Thousands)